UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ALBERTSONS COMPANIES, INC.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities) 013091103

(CUSIP Number)
DECEMBER 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013091103
(1) Names of Reporting Persons
Cerberus Capital Management, L.P.*
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0**
(6) Shared Voting Power:	151,818,680**
(7) Sole Dispositive Power:	0**
(8) Shared Dispositive Power:	151,818,680**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
151,818,680**
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
32.6%**
(12) Type of Reporting Person
IA

* Cerberus Capital Management, L.P. (the "Cerberus Reporting Person") is filing this report on behalf of Cerberus Albertsons Incentive LLC ("Cerberus Albertsons") and Cerberus Iceberg LLC ("Cerberus Iceberg"), each of which are funds managed by Cerberus Reporting Person and/or one or more of its affiliates. Cerberus Albertsons and Cerberus Iceberg are parties to a stockholders agreement, dated June 25, 2020 (the "Stockholders Agreement"), among Albertsons Companies, Inc., a Delaware corporation (the "Company") and certain holders of Company Class A common stock, par value $0.01 per share (the "Common Stock") (collectively with Cerberus Albertsons and Cerberus Iceberg, the "Sponsors"). Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the securities of the Company held by the Sponsors, in the aggregate. The Cerberus Reporting Person, Cerberus Albertsons, Cerberus Iceberg and its affiliates do not have a pecuniary interest in the securities of the Company held by the other Sponsors.

** There were 465,533,258 shares of Common Stock issued and outstanding as of January 12, 2021, based upon the information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2021. As of the filing date of this Schedule 13G (the "Filing Date"), Cerberus Albertsons owns 6,498,880 shares of Common Stock and Cerberus Iceberg owns 145,319,800 shares of Common Stock. The Cerberus Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported by Cerberus Reporting Person in this Schedule 13G. Thus, as of the Filing Date, the Cerberus Reporting Person may be deemed to beneficially own 151,818,680 shares of Common Stock, or 32.6% of the shares of Common Stock deemed issued and outstanding as of such date. The Cerberus Reporting Person, Cerberus Albertsons, Cerberus Iceberg and its affiliates do not have a pecuniary interest in the securities of the Company held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
Jubilee ABS Holding LLC*
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Ohio
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	58,128,752**
(6) Shared Voting Power:	0**
(7) Sole Dispositive Power:	58,128,752**
(8) Shared Dispositive Power:	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
58,128,752**
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
12.5%**
(12) Type of Reporting Person
OO

*Jubilee ABS Holding LLC ("Jubilee") is party to a stockholders agreement, dated June 25, 2020 (the "Stockholders Agreement"), among Albertsons Companies, Inc., a Delaware corporation (the "Company") and certain holders of Company Class A common stock, par value $0.01 per share (the "Common Stock") (collectively with Jubilee, the "Sponsors"). Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the securities of the Company held by the Sponsors, in the aggregate. Jubilee does not have a pecuniary interest in the securities of the Company held by the other Sponsors.

** There were 465,533,258 shares of Common Stock issued and outstanding as of January 12, 2021, based upon the information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2021. As of the filing date of this Schedule 13G (the "Filing Date"), Jubilee owns 58,128,752 shares of Common Stock. Jubilee possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported by Jubilee in this Schedule 13G. Thus, as of the Filing Date, Jubilee may be deemed to beneficially own 58,128,752 shares of Common Stock, or 12.5% of the shares of Common Stock deemed issued and outstanding as of such date. Jubilee does not have a pecuniary interest in the securities of the Company held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
Klaff Realty, LP*
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	58,128,749**
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	58,128,749**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
58,128,749**
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
12.49%**
(12) Type of Reporting Person
IA

*Klaff Realty, LP (the "Klaff Reporting Person") is filing this report on behalf of certain of its affiliates, each of which is a fund managed by the Klaff Reporting Person (the "Klaff Funds"). The Klaff Funds are parties to a stockholders agreement, dated June 25, 2020 (the "Stockholders Agreement"), among Albertsons Companies, Inc., a Delaware corporation (the "Company") and certain holders of Company Class A common stock, par value $0.01 per share (the "Common Stock") (collectively with the Klaff Funds, the "Sponsors"). Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the securities of the Company held by the Sponsors, in the aggregate. The Klaff Reporting Person and the Klaff Funds do not have a pecuniary interest in the securities of the Company held by the Sponsors other than the Klaff Funds. Hersch Klaff through several affiliated entities controls the Klaff Reporting Person and may be deemed the indirect beneficial owner of the shares held by the Klaff Funds. Hersch Klaff expressly disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein through his indirect interest in Klaff Realty or such affiliates. In addition, Hersch Klaff owns 9552 restricted share units of the Company, which were granted to him in connection with his service as a member of the Board of Directors of the Company. Each restricted stock unit represents a contractual right to receive one share of Common Stock. The awards will vest in full on February 27, 2021, as long as Hersch Klaff remains a director through such date.

** There were 465,533,258 shares of Common Stock issued and outstanding as of January 12, 2021, based upon the information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2021. As of the filing date of this Schedule 13G (the "Filing Date"), the Klaff Funds own 58,128,749 shares of Common Stock. The Klaff Reporting Person through the Klaff Funds possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported by the Klaff Reporting Person in this Schedule 13G. Thus, as of the Filing Date, the Klaff Reporting Person may be deemed to beneficially own 58,128,749 shares of Common Stock, or 12.49% of the shares of Common Stock deemed issued and outstanding as of such date. The Klaff Reporting Person and the Klaff Funds do not have a pecuniary interest in the securities of the Company held by the Sponsors other than the Klaff Funds. Hersch Klaff through several affiliated entities controls the Klaff Reporting Person and may be deemed the indirect beneficial owner of the shares held by the Klaff Funds. Hersch Klaff expressly disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein through his indirect interest in Klaff Realty or such affiliates. In addition, Hersch Klaff owns 9552 restricted share units of the Company, which were granted to him in connection with his service as a member of the Board of Directors of the Company. Each restricted stock unit represents a contractual right to receive one share of Common Stock. The awards will vest in full on February 27, 2021, as long as Hersch Klaff remains a director through such date.

CUSIP No. 013091103
(1) Names of Reporting Persons
L-A V ABS, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	12,515,316(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	12,515,316(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
12,515,316(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
2.69%
(12) Type of Reporting Person
OO

(a)	The 12,515,316 shares of Common Stock are owned directly by L-A V ABS, LLC ("L-A V ABS"). L-A V ABS is managed by its members, Dean S. Adler and Gerald A. Ronon, who can be removed and replaced by Lubert-Adler Real Estate Fund V, L.P. ("L-A RE Fund V"), the controlling member of L-A V ABS, with the consent of ABS Opportunities, LLC. As a result, Mr. Adler, Mr. Ronon and L-A RE Fund V may be deemed to share beneficial ownership of the reported shares. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A V ABS does not have a pecuniary interest in the shares of Common Stock Company held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Real Estate Fund V, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	12,989,381(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	12,989,381(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
12,989,381(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
2.79%
(12) Type of Reporting Person
PN

(a)	Includes 12,515,316 shares of Common Stock owned directly by L-A V ABS and 474,065 shares of Common Stock owned directly by L-A RE Fund V. L-A RE Fund V's general partner is Lubert-Adler Group V, L.P ("L-A Group V"). L-A Group V's general partner is Lubert-Adler Group V, LLC ("L-A Group V LLC"). Ira M. Lubert and Dean S. Adler are the members of L-A Group V LLC. As a result, L-A Group V, L-A Group V LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A RE Fund V does not have a pecuniary interest in the shares of Common Stock held by the other Sponsors other than L-A V ABS.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Group V, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	12,989,381(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	12,989,381(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
12,989,381(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
2.79%
(12) Type of Reporting Person
PN

(a)	Includes 12,515,316 shares of Common Stock owned directly by L-A V ABS and 474,065 shares of Common Stock owned directly by L-A RE Fund V. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Group V does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A V ABS and L-A RE Fund V.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Group V, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	12,989,381(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	12,989,381(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
12,989,381(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
2.79%
(12) Type of Reporting Person
OO

(a)	Includes 12,515,316 shares of Common Stock owned directly by L-A V ABS and 474,065 shares of Common Stock owned directly by L-A RE Fund V. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Group V LLC does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A V ABS and L-A RE Fund V.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Real Estate Fund VI, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	5,672,291(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	5,672,291(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
5,672,291(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
1.22%
(12) Type of Reporting Person
PN

(a)	The 5,672,291 shares of Common Stock are owned directly by Lubert-Adler Real Estate Fund VI, L.P. ("L-A RE Fund VI"). The general partner of L-A RE Fund VI is Lubert-Adler Group VI, L.P. ("L-A Group VI"). L-A Group VI's general partner is Lubert-Adler Group VI, LLC ("L-A Group VI LLC"). Ira M. Lubert and Dean S. Adler are the members of L-A Group VI LLC. As a result, L-A Group VI, L-A Group VI LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A RE Fund VI does not have a pecuniary interest in the shares of Common Stock held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Real Estate Fund VI-A, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	1,608,363(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	1,608,363(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,608,363(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
0.35%
(12) Type of Reporting Person
PN

(a)	The 1,608,363 shares of Common Stock are owned directly by Lubert-Adler Real Estate Fund VI-A, L.P. ("L-A RE Fund VI-A"). The general partner L-A RE Fund VI-A is L-A Group VI. L-A Group VI's general partner is L-A Group VI LLC. Ira M. Lubert and Dean S. Adler are the members of L-A Group VI LLC. As a result, L-A Group VI, L-A Group VI LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A RE Fund VI-A does not have a pecuniary interest in the shares of Common Stock held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Group VI, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	7,280,654(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	7,280,654(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
7,280,654(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
1.56%
(12) Type of Reporting Person
PN

(a)	Includes 5,672,291 shares of Common Stock owned directly by L-A RE Fund VI and 1,608,363 shares of Common Stock owned directly by L-A RE Fund VI-A. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Group VI does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A RE Fund VI and L-A RE Fund VI-A.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Group VI, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	7,280,654(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	7,280,654(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
7,280,654(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
1.56%
(12) Type of Reporting Person
OO

(a)	Includes 5,672,291 shares of Common Stock owned directly by L-A RE Fund VI and 1,608,363 shares of Common Stock owned directly by L-A RE Fund VI-A. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Group VI LLC does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A RE Fund VI and L-A RE Fund VI-A.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Real Estate Fund VI-B, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	4,314,996(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	4,314,996(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,314,996(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
0.93%
(12) Type of Reporting Person
PN

(a)	The 4,314,996 shares of Common Stock are owned directly by Lubert-Adler Real Estate Fund VI-B, L.P. ("L-A RE Fund VI-B"). L-A RE Fund VI-B's general partner is Lubert-Adler Group VI-B, L.P ("L-A Group VI-B"). L-A Group VI-B's general partner is Lubert-Adler Group VI-B, LLC ("L-A Group VI-B LLC"). Ira M. Lubert and Dean S. Adler are the members of L-A Group VI-B LLC. As a result, L-A Group VI-B, L-A Group VI-B LLC, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A RE Fund VI-B does not have a pecuniary interest in the shares of Common Stock held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Group VI-B, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	4,314,996(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	4,314,996(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,314,996(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
0.93%
(12) Type of Reporting Person
PN

(a)	Includes 4,314,996 shares of Common Stock owned directly by L-A RE Fund VI-B. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Group VI-B does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A RE Fund VI-B.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler Group VI-B, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	4,314,996(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	4,314,996(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,314,996(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
0.93%
(12) Type of Reporting Person
OO

(a)	Includes 4,314,996 shares of Common Stock owned directly by L-A RE Fund VI-B. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Group VI-B LLC does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A RE Fund VI-B.

CUSIP No. 013091103
(1) Names of Reporting Persons
L-A Saturn Acquisition, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	33,157,624(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	33,157,624(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
33,157,624(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
7.12%
(12) Type of Reporting Person
PN

(a)	The 33,157,624 shares of Common Stock are owned directly by L-A Saturn Acquisition, L.P. ("L-A Saturn"). L-A Saturn's general partner is L-A Group Saturn, LLC ("L-A Group Saturn"). Ira M. Lubert and Dean S. Adler are the managers of L-A Group Saturn. As a result, L-A Group Saturn, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the securities of the Company held by the Sponsors, in the aggregate. L-A Saturn does not have a pecuniary interest in the shares of Common Stock held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
L-A Group Saturn, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	33,157,624(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	33,157,624(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
33,157,624(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
7.12%
(12) Type of Reporting Person
OO

(a)	Includes 33,157,624 shares of Common Stock owned directly by L-A Saturn. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Group Saturn does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A Saturn.

CUSIP No. 013091103
(1) Names of Reporting Persons
L-A Asset Management Services, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	386,099(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	386,099(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
386,099(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
0.08%
(12) Type of Reporting Person
PN

(a)	The 386,099 shares of Common Stock are owned directly by L-A Asset Management Services, L.P. ("L-A Asset Management Services"). L-A Asset Management Services' general partner is Lubert-Adler GP - West, LLC ("L-A GP - West"). Ira M. Lubert and Dean S. Adler are the members of L-A GP - West. As a result, L-A GP - West, Mr. Lubert and Mr. Adler may be deemed to share beneficial ownership of the reported shares. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A Asset Management Services does not have a pecuniary interest in the shares of Common Stock held by the other Sponsors.

CUSIP No. 013091103
(1) Names of Reporting Persons
Lubert-Adler GP - West, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	386,099(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	386,099(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
386,099(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
12.49%
(12) Type of Reporting Person
OO

(a)	Includes 386,099 shares of Common Stock owned directly by L-A Asset Management Services. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. L-A GP - West does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A Asset Management Services.

CUSIP No. 013091103
(1) Names of Reporting Persons
Ira M. Lubert
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	58,128,754(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	58,128,754(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
58,128,754(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
12.49%
(12) Type of Reporting Person
IN

(a)	Includes 12,515,316 shares of Common Stock owned directly by L-A V ABS, 474,065 shares of Common Stock owned directly by L-A RE Fund V, 5,672,291 shares of Common Stock owned directly by L-A RE Fund VI, 1,608,363 shares of Common Stock owned directly by L-A RE Fund VI-A, 4,314,996 shares of Common Stock owned directly by L-A RE Fund VI-B, 33,157,624 shares of Common Stock owned directly by L-A Saturn and 386,099 shares of Common Stock owned directly by L-A Asset Management Services. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. The reporting person does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A V ABS, L-A RE Fund V, L-A RE Fund VI, L-A Fund VI-A, L-A Fund VI-B, L-A Saturn and L-A Asset Management Services. The reporting person disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

CUSIP No. 013091103
(1) Names of Reporting Persons
Dean S. Adler
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	58,128,754(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	58,128,754(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
58,128,754(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
12.49%
(12) Type of Reporting Person
IN

(a)	Includes 12,515,316 shares of Common Stock owned directly by L-A V ABS, 474,065 shares of Common Stock owned directly by L-A RE Fund V, 5,672,291 shares of Common Stock owned directly by L-A RE Fund VI, 1,608,363 shares of Common Stock owned directly by L-A RE Fund VI-A, 4,314,996 shares of Common Stock owned directly by L-A RE Fund VI-B, 33,157,624 shares of Common Stock owned directly by L-A Saturn and 386,099 shares of Common Stock owned directly by L-A Asset Management Services. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the shares of Common Stock held by the Sponsors, in the aggregate. The reporting person does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A V ABS, L-A RE Fund V, L-A RE Fund VI, L-A Fund VI-A, L-A Fund VI-B, L-A Saturn and L-A Asset Management Services. The reporting person disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

CUSIP No. 013091103
(1) Names of Reporting Persons
Gerald A. Ronon
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	12,515,316(a)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	12,515,316(a)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
12,515,316(a)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
2.69%
(12) Type of Reporting Person
IN

(a)	Includes 12,515,316 shares of Common Stock owned directly by L-A V ABS. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Common Stock. As a result, each Sponsor may be deemed to beneficially own the securities of the Company held by the Sponsors, in the aggregate. The reporting person does not have a pecuniary interest in the shares of Common Stock held by the Sponsors other than L-A V ABS. The reporting person disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

CUSIP No. 013091103
(1) Names of Reporting Persons
KIMCO REALTY CORPORATION (1)
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Maryland
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	39,829,105 (2)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	39,829,105 (2)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
39,829,105 (2)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
8.6%
(12) Type of Reporting Person
CO

(1)	KRS ABS, LLC ("KRS ABS") and KRSX Merge, LLC ("KRSX Merge" and, together with KRS ABS, the "Kimco Holders"), each an indirect subsidiary of Kimco Realty Corporation ("Kimco Realty") and a holder of shares of Class A common stock of Albertsons Companies Inc., a Delaware corporation (the "Issuer"), have entered into a stockholders agreement, dated June 25, 2020 (the "Stockholders Agreement"), among the Issuer and certain other holders of Class A common stock (such holders, together with KRS ABS and KRSX Merge, the "Sponsors"). Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Issuer until such time as the Kimco Holders hold less than 5% of the outstanding Class A common stock of the Issuer. As a result, the Sponsors may be deemed to members of a group that beneficially owns more than 10% of the outstanding shares of Class A common stock of the Issuer. However, none of KRS ABS and KRSX Merge, or their respective affiliates, including Kimco Realty, has a pecuniary interest in the securities of the Issuer held by the other Sponsors.

(2)	Consists of 39,661,294 shares of Class A common stock held by KRS ABS and 167,811 shares of Class A common stock held by KRSX Merge. KRSX Merge is a wholly owned subsidiary of Kimco Realty. The sole member of KRS ABS is Kimsouth Realty Inc. ("Kimsouth"), which is wholly owned by Kimkon Inc. ("Kimkon"). Kimkon is wholly owned by KRSX Merge, which is wholly owned by Kimco Realty. Kimco Realty may be deemed to share beneficial ownership of the securities reported herein held by KRS ABS and KRSX Merge, but disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any. Each of Kimsouth, Kimkon and KRSX Merge may be deemed to share beneficial ownership of the securities reported herein held by KRS ABS, but each disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any.

CUSIP No. 013091103
(1) Names of Reporting Persons
KRSX MERGE, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	39,829,105 (1)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	39,829,105 (1)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
39,829,105 (1)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
8.6%
(12) Type of Reporting Person
OO

(1)     Consists of 39,661,294 shares of Class A common stock held by KRS ABS and 167,811 shares of Class A common stock held by KRSX Merge. KRSX Merge is a wholly owned subsidiary of Kimco Realty. The sole member of KRS ABS is Kimsouth, which is wholly owned by Kimkon. Kimkon is wholly owned by KRSX Merge, which is wholly owned by Kimco Realty. Kimco Realty may be deemed to share beneficial ownership of the securities reported herein held by KRS ABS and KRSX Merge, but disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any. Each of Kimsouth, Kimkon and KRSX Merge may be deemed to share beneficial ownership of the securities reported herein held by KRS ABS, but each disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein, if any.

CUSIP No. 013091103
(1) Names of Reporting Persons
KIMKON, INC.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	39,661,294 (1)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	39,661,294 (1)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
39,661,294 (1)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
8.5%
(12) Type of Reporting Person
CO

(1)   Consists of 39,661,294 shares of Class A common stock held by KRS ABS. Kimsouth is the sole member of KRS ABS and is wholly owned by Kimkon. Kimkon is wholly owned subsidiary of KRSX Merge, which is wholly owned by Kimco Realty.

CUSIP No. 013091103
(1) Names of Reporting Persons
KIMSOUTH REALTY INC.
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	39,661,294 (1)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	39,661,294 (1)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
39,661,294 (1)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
8.5%
(12) Type of Reporting Person
CO
(1) Consists of 39,661,294 shares of Class A common stock held by KRS ABS. Kimsouth is the sole member of KRS ABS and is wholly owned by Kimkon. Kimkon is wholly owned subsidiary of KRSX Merge, which is wholly owned by Kimco Realty.

CUSIP No. 013091103
(1) Names of Reporting Persons
KRS ABS LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	39,661,294 (1)
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	39,661,294 (1)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
39,661,294 (1)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9)
8.5%
(12) Type of Reporting Person
OO
(1) Consists of 39,661,294 shares of Class A common stock held by KRS ABS. Kimsouth is the sole member of KRS ABS and is wholly owned by Kimkon. Kimkon is wholly owned subsidiary of KRSX Merge, which is wholly owned by Kimco Realty.

Item 1(a). Name Of Issuer: Albertsons Companies Inc., a Delaware corporation (the "Company")

Item 1(b). Address of Issuer’s Principal Executive Offices:
250 Parkcenter Blvd. Boise, Idaho 83706

Item 2(a). Name of Person Filing:

This report on Schedule 13G is being jointly filed by:

1.            Cerberus Capital Management, L.P., on behalf of (a) Cerberus Albertsons Incentive LLC and (b) Cerberus Iceberg, LLC, each of which are funds managed by Cerberus Capital Management, L.P. and/or one or more of its affiliates, and which funds are members of the group identified in Item 8 below.

2.            Jubilee ABS Holding LLC

3.            Klaff Realty, LP

4.            LA-V ABS LLC

5.            Lubert-Adler Real Estate Fund V, LP (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, LP)

6.            Lubert-Adler Group V, L.P

7.            Lubert-Adler Group V, LLC

8.            Lubert-Adler Real Estate Fund VI, LP

9.            Lubert-Adler Group VI, L.P.

10.        Lubert-Adler Group VI, LLC

11.        Lubert-Adler Real Estate Fund VI-A, LP,

12.        Lubert-Adler Real Estate Fund VI-B, LP

13.        Lubert-Adler Group VI-B, L.P.

14.        Lubert-Adler Group VI-B, LLC

15.        L-A Saturn Acquisition, LP

16.        L-A Group Saturn, LLC

17.        L-A Asset Management Services, LP

18.        Lubert-Adler GP - West, LLC

19.        Ira M. Lubert

20.        Dean S. Adler

21.        Gerald A. Ronon

22.        Kimco Realty Corporation and its direct or indirect subsidiaries Kimkon Inc., Kimsouth Realty Inc., KRS ABS, LLC and KRSX Merge, LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:

1.            The address for Cerberus Capital Management, L.P. is:

c/o Cerberus Capital Management, L.P.

875 Third Avenue, 11th Floor

New York, New York 10022

2.            The address for Jubilee ABS Holding LLC is:

4300 E. Fifth Ave.

Columbus, Ohio 43219

3.            The address for Klaff Realty, LP is:

35 East Wacker Drive

Suite 2900

Chicago, IL 60601

4.            The address for LA-V ABS LLC and Dean S. Adler is 171 17th Street NW, Suite 1575, Atlanta, GA 30363.

5.            The address for Lubert-Adler Real Estate Fund V, LP (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, LP), Lubert-Adler Group V, L.P, Lubert-Adler Group V, LLC, Lubert-Adler Real Estate Fund VI, LP, Lubert-Adler Real Estate Fund VI-A, LP, Lubert-Adler Group VI, L.P., Lubert-Adler Group VI, LLC, Lubert-Adler Real Estate Fund VI-B, LP, Lubert-Adler Group VI-B, L.P., Lubert-Adler Group VI-B, LLC, Ira M. Lubert and Gerald Ronon is 2400 Market Street, Suite 301, Philadelphia, PA 19103-3033.

6.            The address for L-A Saturn Acquisition, LP and L-A Group Saturn, LLC is The FMC Tower, 2929 Walnut Street, Suite 1530, Philadelphia, PA 19104.

7.            The address for L-A Asset Management Services, LP and Lubert-Adler GP - West, LLC is 435 Devon Park Drive, Building 500, Wayne, PA 19087.

8.            The address for each of Kimco Realty Corporation, Kimkon Inc., Kimsouth Realty Inc., KRS ABS, LLC and KRSX Merge, LLC is:

500 North Broadway, Suite 201

Jericho, New York 11753

Item 2(c). Citizenship:

1.            Cerberus Capital Management, L.P. is organized under the laws of the State of Delaware.

2.            Jubilee ABS Holding LLC is organized under the laws of the State of Ohio.

3.            Klaff Realty, LP is organized under the laws of the State of Delaware.

4.            LA-V ABS LLC, Lubert-Adler Real Estate Fund V, LP (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, LP), Lubert-Adler Group V, L.P, Lubert-Adler Group V, LLC, Lubert-Adler Real Estate Fund VI, LP, Lubert-Adler Group VI, L.P., Lubert-Adler Group Vi, LLC, Lubert-Adler Real Estate Fund VI-B, LP, Lubert-Adler Group VI-B, L.P., Lubert-Adler Group VI-B, LLC, L-A Saturn Acquisition, LP, L-A Group Saturn, LLC and L-A Asset Management Services, LP are organized under the laws of the State of Delaware.

5.            Lubert-Adler Real Estate Fund VI-A, LP, and Lubert-Adler GP - West, LLC are organized under the laws of the State of Pennsylvania.

6.            Ira M. Lubert, Dean S. Adler and Gerald A. Ronon are citizens of the United States.

7.            Kimco Realty Corporation is organized under the laws of the State of Maryland. Each of Kimkon Inc., Kimsouth Realty Inc., KRS ABS, LLC and KRSX Merge, LLC is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:
Class A Common Stock, par value $0.01 per share (the "Common Stock").
Item 2(e). CUSIP No.:
013091103
Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4.  Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

All percentages calculated in this Schedule 13G are based upon an aggregate of 465,533,258 shares of common stock outstanding as of January 12, 2021 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed January 13, 2021.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
The following reporting persons (the "Sponsors") are parties to a stockholders agreement, dated June 25, 2020 (the "Stockholders Agreement"), among Albertsons Companies, Inc., a Delaware corporation (the "Company") and the Sponsors. Pursuant to the Stockholders Agreement, the Sponsors have agreed to act in concert and vote together on certain matters relating to the Company and to the joint filing on behalf of each of them of this statement on Schedule 13G with respect to the Class A common stock, par value $0.01 per share (the "Common Stock"), of the Company. As a result, each Sponsor may be deemed to beneficially own the securities of the Company held by the Sponsors, in the aggregate. Each Sponsor and its respective affiliates do not have a pecuniary interest in the securities of the Company held by the other Sponsors.

1.            Cerberus Iceberg LLC

2.            Cerberus Albertsons Incentive LLC

3.            Jubilee ABS Holding LLC

4.            KLA A Markets, LLC

5.            K-Saturn, LLC

6.            A-S Klaff Equity, LLC

7.            Klaff-W LLC

8.            LA-V ABS LLC

9.            Lubert-Adler Real Estate Fund V, LP (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, LP)

10.        Lubert-Adler Real Estate Fund VI, LP

11.        Lubert-Adler Real Estate Fund VI-A, LP,

12.        Lubert-Adler Real Estate Fund VI-B, LP

13.        L-A Saturn Acquisition, LP

14.        L-A Asset Management Services, LP

15.        KRSX MERGE LLC

16.    KRS ABS LLC

Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Mark Neporent
Name: Mark Neporent
Title: Senior Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

JUBILEE ABS HOLDING LLC

By:	/s/ Benton E. Kraner
Name: Benton E. Kraner
Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

Klaff Realty, LP

By:	/s/ Ryan Levy
Name: Ryan Levy
Title: Principal of Klaff Realty, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

L-A V ABS, LLC

By:	/s/ R. Eric Emrich
Name: R. Eric Emrich
Title: Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND V, L.P.

By:	Lubert-Adler Group V, L.P.,
Its:	General partner
By:	Lubert-Adler Group V, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP V, L.P

By:	Lubert-Adler Group V, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP V, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND VI, L.P.

By:	Lubert-Adler Group VI, L.P.,
Its:	General partner
By:	Lubert-Adler Group VI, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND VI-A, L.P.

By:	Lubert-Adler Group VI, L.P.,
Its:	General partner
By:	Lubert-Adler Group VI, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI, L.P.

By:	Lubert-Adler Group VI, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER REAL ESTATE FUND VI-B, L.P.

By:	Lubert-Adler Group VI-B, L.P.,
Its:	General partner
By:	Lubert-Adler Group VI-B, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI-B, L.P.

By:	Lubert-Adler Group VI-B, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GROUP VI-B, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

L-A SATURN ACQUISITION, L.P.

By:	L-A Group Saturn, LLC,
Its:	General partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

L-A GROUP SATURN, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

L-A ASSET MANAGEMENT SERVICES, L.P.

By:	Lubert-Adler GP - West, LLC,
Its:	General Partner

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

LUBERT-ADLER GP - WEST, LLC

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich
Title:	Chief Financial Officer, Principal and Treasurer

IRA M. LUBERT

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich, Attorney-in-Fact for Ira M. Lubert

DEAN S. ADLER

By:	s/ R. Eric Emrich
Name:	R. Eric Emrich, Attorney-in-Fact for Dean S. Adler

GERALD A. RONON

By:	/s/ R. Eric Emrich
Name:	R. Eric Emrich, Attorney-in-Fact for Gerald A. Ronon

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

KIMCO REALTY CORP

By:	/s/ Raymond Edwards
Name: Raymond Edwards
Title: Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

KRSX MERGE LLC

By:	/s/ Raymond Edwards
Name: Raymond Edwards
Title: Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

KIMKON INC.

By:	/s/ Raymond Edwards
Name: Raymond Edwards
Title: Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

KIMSOUTH REALTY INC.

By:	/s/ Raymond Edwards
Name: Raymond Edwards
Title: Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

KRS ABS LLC

By:	/s/ Raymond Edwards
Name: Raymond Edwards
Title: Executive Vice President

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

99.1.     Stockholders’ Agreement by and among Albertsons Companies, Inc. and holders of stock of Albertsons Companies, Inc. signatory thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2020).

99.2.     Joint Filing Agreement, dated as of February 16, 2021, by and between Cerberus Capital Management, L.P., Jubilee ABS Holding LLC, Klaff Realty, LP, LA-V ABS LLC, Lubert-Adler Real Estate Fund V, LP (for itself and as successor in merger with Lubert-Adler Real Estate Parallel Fund V, LP), Lubert-Adler Group V, L.P, Lubert-Adler Group V, LLC, Lubert-Adler Real Estate Fund VI, LP, Lubert-Adler Group VI, L.P., Lubert-Adler Group VI, LLC, Lubert-Adler Real Estate Fund VI-A, LP, Lubert-Adler Real Estate Fund VI-B, LP, Lubert-Adler Group VI-B, L.P., Lubert-Adler Group VI-B, LLC, L-A Saturn Acquisition, LP, L-A Group Saturn, LLC, L-A Asset Management Services, LP, Lubert-Adler GP - West, LLC, Ira M. Lubert, Dean S. Adler, Gerald A. Ronon and Kimco Realty Corporation, Kimkon Inc., Kimsouth Realty Inc., KRS ABS, LLC and KRSX Merge, LLC.

99.3.     Powers of Attorney, dated June 22, 2020.